

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 6, 2007

Mr. Kent Rodriguez
Chief Executive Officer
Avalon Oil and Gas, Inc.
7808 Creekridge Circle, Suite 105
Minneapolis, Minnesota 55439

> **Re:** **Avalon Oil and Gas, Inc.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2006**
> **Filed July 14, 2006**
> **Form 10-QSB for Fiscal Quarter Ended December 31, 2006**
> **Filed February 14, 2007**
> **File No. 1-12850**

Dear Mr. Rodriguez:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Controls and Procedures, page 11

1.   We note that your certifying officers disclose their conclusions as to the
        effectiveness of your disclosure controls and procedures "Within the 90 days
        prior to the date of this report." Please note that Item 307 of Regulation S-B
        requires that your certifying officers disclose their conclusions regarding the
        effectiveness of your disclosure controls and procedures "as of the end of the
        period covered by the report." See also Regulation S-B, paragraph 4(c) of Exhibit
        31. Please revise your disclosure accordingly. This comment also applies to your
        Form 10-QSB for the fiscal quarter ended December 31, 2006.

2.   You also state that there were no "significant changes" in your "internal controls"
        and no other factors that could "significantly affect" these controls subsequent to
        the date of their evaluation. Please note that Item 308(c) of Regulation S-B
        requires that you disclose any change in the registrant's "internal control over
        financial reporting" identified in connection with the evaluation required by
        paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the
        fourth fiscal quarter that has "materially affected, or is reasonably likely to
        materially affect, the small business issuer's internal control over financial
        reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31. Please revise
        your disclosure accordingly. This comment also applies to your Form 10-QSB
        for the fiscal quarter ended December 31, 2006.

Note 3. Related Party Transactions

Preferred Stock

3.   We note from your disclosure that you issued 100 shares of Series A Preferred
        Stock as payment for $500,000 in promissory notes and that these shares are
        "convertible into the number of shares of common stock sufficient to represent 40
        percent (40%) of the fully diluted shares outstanding after their issuance." Please
        tell us how you considered the guidance in FAS 150, FAS 133 and EITF 00-19
        with respect to your convertible preferred stock and any associated embedded
        derivatives. You may wish to refer to section II.B. within the outline entitled
        Current Accounting and Disclosure Issues in the Division of Corporation Finance,
        located at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

 Note 5. Shareholders' Equity

4.   Please tell us and clarify your disclosure to explain how you determine the value of the shares issued for consulting services. In addition, please confirm that you follow the guidance in paragraph 8 of FAS 123 or otherwise advise.

5.   For all periods presented, please reconcile the number of shares, par value and additional paid-in capital you disclose as being issued for cash with that presented in your Statement of Changes in Shareholders' Deficit. In this regard, we note your disclosures under this heading sum to the issuance of 20,000,000 shares of stock for cash during the fiscal year ended March 31, 2006. However, you show 21,100,000 shares as being issued for cash in your Statement of Changes in Shareholders' Deficit during the same period.

6.   We note you issued 15,000,000 shares of common stock to a third party in exchange for the assumption of $90,108 of your accounts payable balance. We further note your disclosure that the "Company remains contingently liable for these accounts payable should the assuming shareholder fail to settle them." Please tell us how you applied the guidance in paragraph 8 of FAS 5 for reporting contingent liabilities.

7.   We note that you issued 3,000,000 shares of common stock in March 2006 along with 10,000,000 shares of common stock. Please tell us and expand your disclosure to explain how you accounted for the warrants issued.

8.   Please expand your disclosure to clearly explain how the 2,000,000 warrants granted to directors were valued for financial reporting purposes.

Note 6. Stock Purchase Agreement

9.   We note your disclosure that you entered into a stock purchase agreement with two investor groups in October 2005 and that "As of March 31, 2006, the capital contribution had not been received and the stock was held in escrow pending receipt of the funds by the Company." We further note that you have requested that the escrow agent return these shares and that you plan to subsequently cancel the shares. Please tell us how you accounted for these contingently issuable shares in calculating your earnings/loss per share amounts. Please see footnote five to paragraph 10 of FAS 128 for relevant guidance.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2006

Note 1. Summary of Significant Accounting Policies, page 7

Basis of Accounting

10.   Please revise your policy and/or your disclosure to be consistent with the
        guidance in SAB Topic 13.A. In this regard, ensure that your disclosure clearly
        states how the criteria are met.

Investments

11.   We note your statement that "As of December 31, 2006, all investments are
        considered to be available-for-sale for financial reporting purposes." Please tell
        us where you have reported your investments in your financial statements.

Natural Gas and Oil Properties, page 8

12.   We note your accounting policy with respect to investments in unproved
        properties. As such, please expand your disclosure to comply with the guidance
        in Rule 4-10(c)(7)(ii) of Regulation S-X, which requires the following:

        • Separate disclosure on the face of the balance sheet of the aggregate of the
          capitalized costs of unproved properties and major development projects that
          are excluded from the capitalized costs being amortized;

        • A description in the notes to the financial statements of the current status of
          the significant properties or projects involved, including the anticipated timing
          of the inclusion of the costs in the amortization computation;

        • A table that shows, by category of cost, the total costs excluded as of the most
          recent fiscal year; and the amounts of such excluded costs incurred in each of
          the three most recent fiscal years and in the aggregate for any earlier fiscal
          years in which the costs were incurred. Please refer to Rule 4-10(c)(7)(ii) for
          a description of the type of costs to be disclosed.

13.   In addition, please disclose when you perform impairment testing of your
        investments in unproved properties as contemplated by Rule 4-10(c)(3)(ii)(A) of
        Regulation S-X.

14.   Please disclose the results of your ceiling test for the fiscal quarter ended
        December 31, 2006.

Other Property and Equipment, page 8

15.   We note your disclosure stating that "Other property and equipment is reviewed
on an annual basis for impairments and as of December 31, 2006, the Company
had not identified any such impairment." Please revise your accounting policy
and disclosure, as appropriate, to conform to the guidance in paragraph 8 of FAS
144, which indicates that long-lived assets should "be tested for recoverability
whenever events or changes in circumstances indicate that its carrying amount
may not be recoverable."

Note 2. Related Party Transactions, page 12

Promissory Notes

16.   We note that you obtained a $100,000 loan from a shareholder in exchange for a
convertible note and that you treated the value of this conversion feature "as a
loan discount for the full $100,000" and included amortization of $100,000 in
interest expense for the nine months ended December 31, 2006. Please provide a
schedule to summarize the journal entries you recorded for these transactions and
tell us how you determined that the value of the conversion feature represented
100% of the promissory note's value. In addition, please cite the accounting
literature you referenced in reporting this transaction.

Preferred Stock

17.   Please expand your disclosure to clearly explain why the preferred stock balance
decreased from $500,000 as of March 31, 2006 to $10 as of December 31, 2006.

Note 4. Ultrasonic Mitigation Technology Acquisition, page 13

18.   Please disclose your basis for determining the value of the equity shares issued in
the purchases of UMTI and IWTI in accordance with paragraph 58(a) of FAS
141.

19.   We note that you capitalized $30,000 and $22,500 in finders fees related to your
acquisition of UMTI and IWTI. Please tell us why you do not believe these fees
should be expensed in accordance with paragraph 24 of FAS 141.

Note 7. Shareholders' Equity, page 15

20.   Please disclose how you determined the value of the shares you issued during the
periods presented and cite the authoritative literature that supports your reporting
methodology.

21.   Please tell us what you mean by your statement that "The value of the stock issued, $0.035 per share was recorded at fair value based on other cash sales of restricted stock."

22.   Please reconcile the total amount of outstanding warrants as of March 31, 2006 with that presented in your Form 10-KSB for the fiscal year ended March 31, 2006. In this regard, the total amount shown in your Form 10-QSB is 11,000,000 whereas the total in your Form 10-KSB is 7,500,000.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief